UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2016
Commission File Number 001-35298
OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Ocean Rig UDW Inc. (the "Company") announced today that the Company has entered into an amending and restating agreement, dated August 31, 2016 (the "Amending and Restating Agreement"), to amend and restate the secured term loan facility agreement, entered into on February 13, 2015, by and among Drillship Alonissos Shareholders Inc., a wholly owned subsidiary of the Company, as Borrower, a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475.0 million to partially finance the Ocean Rig Apollo (the "Loan Agreement").

Pursuant to the Amending and Restating Agreement, (i) the Company has been released from its guarantee under the Loan Agreement, (ii) the amount of mandatory prepayment required to be made due to the termination of drilling contract fo the Ocean Rig Apollo with Total E&P Congo has been reduced, (iii) the ownership of the Borrower and Drillship Alonissos Owners Inc., as owner of the Ocean Rig Apollo, has been transferred from the Company to a trustee, and (iv) the Company has been given an option to purchase the shares of Drillship Alonissos Owners Inc. upon satisfaction of certain conditions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.
(Registrant)

Dated: September 1, 2016	By: /s/George Economou
George Economou Chief Executive Officer